Entourage Mining Shareholders Approve Consolidation of Shares

Vancouver, British Columbia, December 30, 2008 – At the Annual and Special General Meeting of Entourage Mining Ltd. (“Entourage” or the “Company”), held on December 23, 2008, shareholders approved the consolidation of the Company’s shares on a ratio of up to 20 for 1.

The directors of the Company resolved and so advised the meeting that the intended consolidation ratio was 10 old shares for each new share. The 10 for 1 consolidation will be implemented as soon as is reasonably practicable and subject to any applicable regulatory approvals required.

In addition, the Board of Directors was re-elected and the Company’s auditors were appointed for the ensuing year..

The Company would like to thank the shareholders for their support of this consolidation

On behalf of the Board

“Gregory Kennedy”

Gregory Kennedy
President

Forward Looking Statements

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations. These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.